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Market Commentary

January 9, 2024

The economy enters 2024 on a solid footing. Supply chains have largely normalized, labor markets are becoming less tight, inflation continues to recede, and consumer spending remains resilient. Not only did the economy avert a widely-predicted recession in 2023, but it also grew faster than it did in the previous year – at least in real GDP terms.

Still-high economic uncertainty, elevated policy/geopolitical risks, and "fair" equity valuations support our quality bias within a better environment for stock pickers in 2024. We believe that elevated valuations and more difficult earnings comparisons for the Magnificent Seven stocks relative to the rest of the market may set the stage for broader equity gains in 2024. We generally maintain positions in the most attractive Magnificent Seven stocks but also see compelling opportunities in other technology segments, including semiconductors, software/services, and cybersecurity. In addition to technology, early-cycle and rate-sensitive sectors should fare well in the year ahead.

For our latest full *Global Investment Outlook & Strategy Update*, download the *.pdf document*.

Why the Federal Reserve should cut interest rates

March 21, 2023

Too much fiscal stimulus ($6.3 trillion) combined with widespread global lockdowns disrupted the fragile economic balance. Too much stimulus hampered a recovery by reducing the percentage of the population willing/needing to work which fueled labor shortage induced inflation.

A fiscal solution was needed to solve this core source of supply-shortage-related inflation. Specifically, legislation that focused on incentivizing people to work and for businesses to hire those that have been out of the workforce.

In the absence of a fiscal solution, the Federal Reserve took it upon itself to attack inflation. However, the Fed uses monetary tools geared toward impacting the demand side of inflation.

Unfortunately, the Federal Reserve was the last to recognize inflation was more than just transitory. So instead of raising rates slowly and ceasing printing trillions of dollars when the economy first reopened, the Fed didn't begin raising rates until a year ago after year-over-year inflation had surpassed 7%.

– *View the Full Article*

The Case for Dividend Growth Investing

Until recently, dividend-based strategies have lagged the market for several years primarily due to a combination of unprecedented outperformance from high "long duration" non-dividend paying growth stocks and the lagging performance of the defensive cohort within the dividend paying universe. Going forward, we believe there are several catalysts for sustained outperformance of dividend-paying stocks. Short term catalysts include continued market volatility and the risk of a recession. Long-term catalysts likely include more subdued market returns given the probability of prolonged sluggish economic growth, geopolitical risks, and somewhat higher inflation.

- *Case for Dividend Growth Investing Presentation*

2023 Capital Gains Distribution Amounts

Click here for 2023 capital gain distribution amounts . Contact your tax advisor regarding the use of this information. Please contact an investor services representative at 800-332-5580 or *info@sitinvest.com* if any questions.